OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response	3235-0145 January 31, 2006 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pantheon China Acquisition Corporation

(Name of Issuer)

Warrants

(Title of Class of Securities)

698659117

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 698659117

1	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only).

Craig Samuels
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		N/A
Number of	8	Shared Voting Power
Shares
Beneficially		N/A
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		412,000
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

412,000
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (9)

3.0%(1)
14	Type of Reporting Person

IN

(1)	Based on 13,583,334 warrants outstanding.

Page 2 of 5 pages

CUSIP No. 698659117

Item 1(a):	Name of Issuer.
Pantheon China Acquisition Corporation
Item 1(b):	Address of Issuer’s Principal Executive Offices.
3106B, Office Tower A
Beijing Fortune Plaza 7 Dongsanhuan Zhonglu
Chaoyang District, Beijing 100020
China

Item 2(a):	Name of Person Filing.
This statement is filed by Craig Samuels (the “Reporting Person”).
Item 2(b):	Address of Principal Business Office or, if none, Residence.
13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):	Citizenship.
The Reporting Person is a citizen of the United States.
Item 2(d):	Title of Class of Securities.
Warrants
Item 2(e):	CUSIP Number.
698659117
Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4:	Ownership.
See Items (5) - (9) and (11) of the cover page for the Reporting Person.
Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Page 3 of 5 pages

CUSIP No. 698659117

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8:	Identification and Classification of Members of the Group.
Not Applicable
Item 9:	Notice of Dissolution of Group.
Not Applicable
Item 10:	Certification.
Not Applicable.

Page 4 of 5 pages

CUSIP No. 698659117

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: January 30, 2008
/s/ Craig Samuels
Craig Samuels

Page 5 of 5 pages